QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2013

March 7, 2014

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J 2N7

 FAIRFAX FINANCIAL HOLDINGS LIMITED — 2013 ANNUAL INFORMATION FORM

TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE

	Page Reference
	Annual Information Form	2013 Annual Report(1)	Management Proxy Circular(2)
CORPORATE STRUCTURE	3
DESCRIPTION OF THE BUSINESS	4	2-3, 33-114, 116-208
GENERAL DEVELOPMENT OF THE BUSINESS	5	4-21, 72-78, 86-89
RISK FACTORS	6	89-106, 197-205
DIVIDENDS	6
CAPITAL STRUCTURE	6
MARKET FOR SECURITIES	9
DIRECTORS AND OFFICERS	11
LEGAL PROCEEDINGS	13	82-83
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	13
TRANSFER AGENTS AND REGISTRARS	13
MATERIAL CONTRACTS	13
INTERESTS OF EXPERTS	13
AUDIT COMMITTEE	14		18-19
ADDITIONAL INFORMATION	15

(1)
Incorporated by reference from the Fairfax Financial Holdings Limited 2013 Annual Report (the "2013 Annual Report").

(2)
Incorporated by reference from the Fairfax Financial Holdings Limited Management Proxy Circular dated March 7, 2014 (the "Management Proxy Circular").

        Except as otherwise noted, all information given is at, or for the fiscal year ended, December 31, 2013. As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars. All comparative financial information, financial data and other monetary data in this Annual Information Form are reported in U.S. dollars unless otherwise noted.

        Copies of this Annual Information Form, as well as copies of the 2013 Annual Report and the Management Proxy Circular (parts of which are incorporated herein by reference), may be obtained from our Corporate Secretary at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7. These documents may also be found on our website at www.fairfax.ca or on SEDAR at www.sedar.com. See "Additional Information".

CORPORATE STRUCTURE

Name, Address and Incorporation

        Fairfax Financial Holdings Limited ("Fairfax") is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. Fairfax was incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Our original name of Markel Service of Canada Limited was subsequently changed to Markel Financial Holdings Limited and, in May 1987, to our current name of Fairfax Financial Holdings Limited. Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

Intercorporate Relationships

        The following is a list of our principal subsidiaries. Indented companies are subsidiaries of the non-indented company which precedes them. All subsidiaries were wholly-owned, directly or through another subsidiary, as of December 31, 2013 unless otherwise noted.

Name	Jurisdiction of Incorporation
Canadian insurance subsidiaries
Northbridge Financial Corporation	Canada
Northbridge Indemnity Insurance Corporation	Canada
Federated Insurance Company of Canada Limited	Canada
Northbridge General Insurance Corporation	Canada
Northbridge Personal Insurance Corporation	Canada
U.S. insurance subsidiaries
Crum & Forster Holdings Corp.	Delaware
United States Fire Insurance Company	Delaware
Hartville Group, Inc.	Nevada
The North River Insurance Company	New Jersey
Seneca Insurance Company, Inc.	New York
First Mercury Insurance Company	Illinois
Zenith National Insurance Corp.	Delaware
Zenith Insurance Company	California
Asian insurance and reinsurance subsidiaries
First Capital Insurance Limited (98.0% owned)	Singapore
Falcon Insurance Company (Hong Kong) Ltd.	Hong Kong
The Pacific Insurance Berhad	Malaysia
Other insurance subsidiaries
Fairfax Brasil Seguros Corporativos S.A.	Brazil
Reinsurance and insurance subsidiaries
Odyssey Re Holdings Corp.	Delaware
Odyssey Reinsurance Company	Connecticut
Advent Capital (Holdings) Ltd.	United Kingdom
Polskie Towarzystwo Reasekuracji SA	Poland
CRC Reinsurance Limited	Barbados
Wentworth Insurance Company Ltd.	Barbados

Name	Jurisdiction of Incorporation
Runoff subsidiaries
Clearwater Insurance Company	Delaware
Fairmont Specialty Group Inc.	Delaware
TIG Insurance Company	California
General Fidelity Insurance Company	South Carolina
American Safety Holdings Corp.	Georgia
RiverStone Insurance Limited	United Kingdom
RiverStone Insurance (UK) Limited	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
Investment management subsidiary
Hamblin Watsa Investment Counsel Ltd.	Canada
Other non-insurance and reinsurance subsidiaries
Kitchen Stuff Plus, Inc. (55.0% owned)	Ontario
MFXchange Holdings Inc.	Ontario
Ridley Inc. (73.6% owned)	Manitoba
Sporting Life Inc. (75.0% owned)	Ontario
Tommy & Lefebvre Inc.	Ontario
Thomas Cook (India) Limited (75% owned)	India
IKYA Human Capital Solutions Private Limtied (77.3% owned)	India
William Ashley China Corporation	Canada

DESCRIPTION OF THE BUSINESS

Overview

        Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. Fairfax's corporate objective is to achieve a high rate of return on invested capital and build long-term shareholder value. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis.

        The financial performance of a property and casualty company is determined by two principal factors: (i) the operating results of the insurance operations, which is determined by the level of premiums collected in relation to claims and operating costs, and (ii) the returns generated by the investment portfolios of the insurers.

        Our insurance and reinsurance companies operate on a decentralized basis, with autonomous management teams applying a focused underwriting strategy to their markets. Our subsidiaries provide a full range of property and casualty products, maintaining a diversified portfolio of risks across all classes of business, geographic regions, and types of insureds.

        Our investments are centrally managed for all the Fairfax group of companies by Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa"), a wholly-owned subsidiary of Fairfax. Hamblin Watsa emphasizes a conservative value investment philosophy, seeking to invest assets on a total return basis, which includes realized and unrealized gains over the long-term.

        Since 2011, we have acquired companies that are in industries other than insurance and re-insurance where the companies met our investment criteria. Such companies are run on a decentralized basis with autonomous management and represent a small portion of Fairfax's consolidated operations.

        For a full description of our business see our corporate profile, the notes to our audited consolidated financial statements and management's discussion and analysis of financial conditions and results of operations, all in our 2013 Annual Report.

Competition

        The property and casualty insurance industry and the reinsurance industry are both highly competitive, and we believe that they will remain highly competitive in the foreseeable future. Competition in our industry is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than we do. We also are aware that other financial institutions, such as banks, are now able to offer services similar to those offered by our insurance subsidiaries. In addition, in recent years we have seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products.

Cycles of Insurance

        Demand for insurance and reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products.

        The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, known as a soft insurance market, when companies may underprice business to gain market share. Such inadequate pricing reduces underwriting margins. When excess capital is removed from the industry, it leads to periods when shortages of underwriting capacity have permitted attractive premium levels. This is known as a hard insurance market. We expect to continue to experience the effects of this cyclicality.

        In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.

Employees

        As at December 31, 2013, Fairfax (the holding company) had 38 employees and our operating subsidiaries had in aggregate approximately 10,900 employees.

GENERAL DEVELOPMENT OF THE BUSINESS

        Over the past three completed financial years our total assets have increased from $33.4 billion as at December 31, 2011 to $36.0 billion as at December 31, 2013. Common shareholders' equity was $7.4 billion, $7.7 billion and $7.2 billion as at December 31, 2011, 2012 and 2013, respectively. For the year ended December 31, 2011, Fairfax had revenue of $7.5 billion and net earnings of $47.8 million. For the year ended December 31, 2012, Fairfax had revenue of $8.0 billion and net earnings of $535.0 million. For the year ended December 31, 2013, Fairfax had revenue of $5.9 billion and a net loss of $564.5 million.

        For a description of the recent developments of our company, see our Chairman's letter to shareholders in our 2013 Annual Report. For a description of our acquisitions and divestitures over the last three years, see Note 23 (Acquisitions and Divestitures) to our audited consolidated financial statements in our 2013 Annual Report. We have not filed a Form 51-102F4 — Business Acquisition Report in respect of any of our acquisitions. For a description of our capital transactions, see Note 16 (Total Equity) to our annual consolidated financial statements in our 2013 Annual Report. For a description of our debt profile, see Note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to our audited consolidated financial statements in our 2013 Annual Report.

RISK FACTORS

        We have identified certain risks and uncertainties to which our business, operations and financial conditions are subject, which are described under "Issues and Risks" on pages 197-205 of our 2013 Annual Report. Additional risks and uncertainties not known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition. An explanation of our risk management approach can be found in Note 24 (Financial Risk Management) to our 2013 Annual Report.

DIVIDENDS

        We have declared the following dividends since 2011 on our subordinate voting shares and multiple voting shares (collectively, the "Equity Shares"):

  •
  On January 5, 2011, we declared a dividend of $10.00 per Equity Share, payable on January 26, 2011.

  •
  On January 4, 2012, we declared a dividend of $10.00 per Equity Share, payable on January 26, 2012.

  •
  On January 4, 2013, we declared a dividend of $10.00 per Equity Share, payable on January 29, 2013.

  •
  On January 3, 2014, we declared a dividend of $10.00 per Equity Share, payable on January 28, 2014.

        The dividends were payable in U.S. dollars. Future dividends on our Equity Shares, if any, are expected to be paid in U.S. currency.

        Dividends of CDN$1.4375 per Series C preferred share were paid to holders of our Series C preferred shares during each of 2011, 2012 and 2013.

        Dividends of CDN$1.1875 per Series E preferred share were paid to holders of our Series E preferred shares during each of 2011, 2012 and 2013.

        Dividends of CDN$1.25 per Series G preferred share were paid to holders of our Series G preferred shares during each of 2011, 2012 and 2013.

        Dividends of CDN$1.25 per Series I preferred share were paid to holders of our Series I preferred shares during each of 2011, 2012 and 2013.

        Dividend payments on our Series K preferred shares commenced during 2012. Dividends of CDN$0.97089 and CDN$1.25 per Series K preferred share were paid to holders of our Series K preferred shares during each of 2012 and 2013, respectively.

        The declaration and payment of dividends are at the sole discretion of our board of directors and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the board of directors may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.

CAPITAL STRUCTURE

General Description

        For a general description of our capital structure please see "Description of Subordinate Voting Shares and Preferred Shares" at pages 42-48 of our short form base shelf prospectus dated December 10, 2012 filed with the Canadian securities regulatory authorities and incorporated herein by reference.

        On February 1, 2010 we issued 8,000,000 Series E preferred shares. On February 26, 2010 we issued 563,381 subordinate voting shares. On July 28, 2010 we issued 10,000,000 Series G preferred shares. On October 5, 2010 we issued 12,000,000 Series I preferred shares. On March 21, 2012 we issued 9,500,000 Series K preferred shares. On November 15, 2013, we issued 1,000,000 subordinate voting shares.

        For a general description of each series of our preferred shares see our prospectus supplements referenced below, each of which has been filed with the Canadian securities regulatory authorities and is incorporated herein by reference:

  •
  For the Series C preferred shares, see "Description of the Series C Shares" at pages S-11 to S-19 of our prospectus supplement dated September 29, 2009;

  •
  For the Series E preferred shares, see "Description of the Series E Shares" at pages S-11 to S-18 of our prospectus supplement dated January 25, 2010;

  •
  For the Series G preferred shares, see "Description of the Series G Shares" at pages S-12 to S-19 of our prospectus supplement dated July 21, 2010;

  •
  For the Series I preferred shares, see "Description of the Series I Shares" at pages S-12 to S-19 of our prospectus supplement dated September 28, 2010; and

  •
  For the Series K preferred shares, see "Description of the Series K Shares" at pages S-13 to S-17 of our prospectus supplement dated March 14, 2012.

        Our short form base shelf prospectus and supplementary prospectuses are available on SEDAR at www.sedar.com.

Ratings

Long Term Debt

        Our senior, unsecured long term debt has been assigned a rating of BBB- with a positive outlook by Standard & Poor's Ratings Services ("S&P"). Moody's Investors Service ("Moody's") has assigned a Baa3 rating with a stable outlook on our senior unsecured long term debt. DBRS Limited ("DBRS") has assigned a BBB rating with a stable outlook on our senior unsecured long term debt. A.M. Best ("A.M. Best") has assigned a rating of bbb on our senior unsecured long term debt.

        S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB- by S&P is the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody's is the fourth highest of nine categories and is assigned to debt securities that may possess certain speculative elements and are subject to moderate risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        The DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB is in the fourth highest category of ten categories and is assigned to debt that is considered to be of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

        A.M. Best credit ratings are on a long term debt rating scale that ranges from aaa to d, which represents the range from highest to lowest quality of such securities rated. A rating of bbb is the fourth highest category of eight categories and is assigned to debt that is considered to be of adequate credit quality, however, the issue is more susceptible to changes in economic or other conditions. The assignment of a plus (+) or minus (-) designation after a rating indicates whether the credit quality is near the top or bottom of a category.

Preferred Shares

        Our preferred shares have been assigned the following ratings:

Series of Preferred Shares	S&P Rating	DBRS Rating	Moody's Rating	AM Best
Series C preferred shares	P-3	Pfd-3	Ba2	bb+
Series E preferred shares	P-3	Pfd-3	Ba2	bb+
Series G preferred shares	P-3	Pfd-3	Ba2	bb+
Series I preferred shares	P-3	Pfd-3	Ba2	bb+
Series K preferred shares	P-3	Pfd-3	Ba2	bb+

        S&P's preferred share rating scale is a current assessment of the creditworthiness of an obligor with respect to a specified preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correlation between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale. The rating scale ranges from P-1(High) to D, which represents the range from highest to lowest quality of such securities rated. A rating of P-3 by S&P is the third highest of eight categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues, however faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

        The DBRS preferred share rating scale is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner. The rating scale ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. A rating of Pfd-3 is in the third highest category of six categories and is assigned to preferred shares that are considered to be of adequate credit quality. Protection of dividends and principal is considered acceptable, but the entity is susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which detract from debt protection. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

        Moody's preferred share rating scale expresses an opinion of the issuer's capacity to honor the contractual terms of an obligation on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba2 by Moody's is the fifth highest of nine categories and is assigned to obligations that are judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        A.M. Best debt and preferred share rating scale is on a rating scale that ranges from aaa to d, which represents the range from highest to lowest quality of such securities rated. A rating of bb+ is the fifth highest category to securities that are considered to be speculative. The assignment of a plus (+) or minus (-) designation after a rating indicates whether the credit quality is near the top or bottom of a category.

        These credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to our debt and preferred shares by the rating agencies are not recommendations to purchase, hold or sell any security in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fairfax is under no obligation to update this disclosure. We have paid customary rating fees to S&P, Moody's, DBRS and A.M. Best in connection with the above-mentioned ratings. In addition, we have made customary payments in respect of certain other services provided to us by S&P and A.M. Best during the last two years.

MARKET FOR SECURITIES

Trading Price and Volume

        Our subordinate voting shares are listed for trading on the Toronto Stock Exchange (the "TSX") and trade in Canadian dollars under the symbol "FFH" and in U.S. dollars under the symbol "FFH.U". Our Series C preferred shares are listed on the TSX under the symbol "FFH.PR.C", our Series E preferred shares are listed on the TSX under the symbol "FFH.PR.E", our Series G preferred shares are listed on the TSX under the symbol "FFH.PR.G", our Series I preferred shares are listed on the TSX under the symbol "FFH.PR.I" and our Series K preferred shares are listed on the TSX under the symbol "FFH.PR.K". The following table sets out the market price range in CDN$ and aggregate trading volume of our subordinate voting shares and preferred shares on the TSX for the periods indicated:

Subordinate Voting Shares

Month	High	Low	Close	Trading Volume
January, 2013	373.00	356.10	358.00	691,034
February, 2013	400.31	352.60	391.84	686,701
March, 2013	402.00	382.00	396.66	492,870
April, 2013	405.39	386.98	404.15	468,178
May, 2013	438.00	400.01	418.65	600,336
June, 2013	424.57	393.01	413.57	423,298
July, 2013	424.62	407.00	408.00	384,933
August, 2013	437.00	410.00	432.77	338,692
September, 2013	435.84	413.38	416.56	476,788
October, 2013	477.46	419.00	455.00	532,498
November, 2013	455.00	402.25	412.81	1,654,072
December, 2013	426.57	404.05	424.11	587,569

Series C Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2013	26.25	25.19	26.15	270,113
February, 2013	26.25	25.75	26.12	165,018
March, 2013	26.54	25.90	26.16	196,727
April, 2013	26.25	25.50	25.65	152,580
May, 2013	26.07	25.60	25.90	158,899
June, 2013	25.95	24.71	25.43	297,324
July, 2013	25.72	24.91	25.30	181,937
August, 2013	25.36	23.35	24.75	232,071
September, 2013	25.04	24.22	24.65	214,560
October, 2013	24.75	23.91	24.32	306,144
November, 2013	25.00	24.09	24.60	245,438
December, 2013	24.80	23.95	24.50	208,283

Series E Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2013	23.31	22.11	23.29	259,557
February, 2013	24.23	23.23	23.95	274,975
March, 2013	24.40	23.80	24.20	240,850
April, 2013	24.22	23.65	23.88	264,445
May, 2013	24.20	23.81	24.11	133,541
June, 2013	24.15	21.80	22.33	117,494
July, 2013	23.00	20.50	20.82	131,873
August, 2013	21.15	19.33	21.15	125,398
September, 2013	21.39	20.05	20.14	213,139
October, 2013	20.58	19.48	19.89	223,298
November, 2013	19.82	18.38	19.24	350,837
December, 2013	19.33	17.70	18.61	369,960

Series G Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2013	25.00	23.76	24.94	377,784
February, 2013	25.54	24.75	25.20	211,590
March, 2013	25.85	25.15	25.85	209,731
April, 2013	25.80	24.34	24.76	223,185
May, 2013	25.20	24.55	24.96	222,090
June, 2013	25.03	23.06	23.79	153,189
July, 2013	24.00	22.01	22.44	192,559
August, 2013	22.46	20.92	22.30	195,082
September, 2013	23.30	22.00	22.10	198,175
October, 2013	22.40	20.28	20.49	364,147
November, 2013	20.94	19.69	20.93	576,175
December, 2013	20.99	19.46	20.69	658,405

Series I Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2013	25.53	24.86	25.28	204,575
February, 2013	25.94	25.10	25.75	285,271
March, 2013	26.13	25.65	25.91	307,465
April, 2013	26.17	25.26	25.48	246,833
May, 2013	25.50	25.12	25.40	167,255
June, 2013	25.44	23.53	24.54	203,841
July, 2013	24.88	23.20	23.50	163,226
August, 2013	23.70	21.93	23.35	201,592
September, 2013	23.55	22.50	22.55	193,628
October, 2013	22.76	21.40	21.43	405,908
November, 2013	21.79	20.54	21.77	533,841
December, 2013	21.95	20.73	21.95	484,972

Series K Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2013	25.95	25.25	25.84	236,787
February, 2013	26.30	25.55	26.03	138,118
March, 2013	26.50	25.78	26.50	188,656
April, 2013	26.50	25.70	26.00	363,649
May, 2013	26.40	25.86	25.88	221,065
June, 2013	25.95	24.65	25.10	189,949
July, 2013	25.21	24.95	25.15	155,413
August, 2013	25.14	24.07	24.95	191,942
September, 2013	25.19	24.41	24.74	155,937
October, 2013	24.90	24.45	24.65	241,319
November, 2013	25.12	24.29	25.12	217,685
December, 2013	25.01	23.89	24.25	226,371

Prior Sales

        On January 21, 2013, we completed the sale of CDN$250 million aggregate principal amount of a re-opening of 5.84% senior notes due 2022 at an issue price of $103.854.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Directors

        Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and municipality of residence	Principal occupation during the last five years	Date first elected
Anthony F. Griffiths(a)(b)(c)(d) Toronto, Ontario	Independent Business Consultant and Corporate Director	2002
Robert J. Gunn(a)(c) Toronto, Ontario	Independent Business Consultant and Corporate Director	2007
Alan D. Horn(a) Toronto, Ontario	President and Chief Executive Officer, Rogers Telecommunications Limited and Chairman of Rogers Communications Inc.	2008
John R.V. Palmer(b) Toronto, Ontario	Chairman of the Toronto Leadership Centre	2012
Timothy R. Price(a)(b) Toronto, Ontario	Chairman of the Brookfield Funds, division of Brookfield Asset Management Inc.	2010
Brandon W. Sweitzer(b)(c) New Canaan, Connecticut, U.S.A.	Dean, School of Risk Management, St. John's University	2004
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer, Fairfax; Vice President, Hamblin Watsa Investment Counsel Ltd.	1985
Notes:

(a)
Member of the Audit Committee (Chair — Alan D. Horn)

(b)
Member of the Governance and Nominating Committee (Chair — Anthony F. Griffiths)

(c)
Member of the Compensation Committee (Chair — Anthony F. Griffiths)

(d)
Lead Director

Officers

Name and municipality of residence	Principal occupation during the last five years (office is with Fairfax, unless otherwise specified)	Office held
David Bonham Mississauga, Ontario	Vice President and Chief Financial Officer. Prior to August 2012, Vice President, Financial Reporting	Vice President and Chief Financial Officer
Peter Clarke Richmond Hill, Ontario	Vice President and Chief Risk Officer	Vice President and Chief Risk Officer
Jean Cloutier Toronto, Ontario	Vice President, International Operations. Prior to May 2009, Vice President and Chief Actuary	Vice President, International Operations
Bradley Martin Toronto, Ontario	Vice President, Strategic Investments. Prior to early 2012, Vice President, Chief Operating Officer and Corporate Secretary	Vice President, Strategic Investments
Paul Rivett Toronto, Ontario	President; Chief Operating Officer, Hamblin Watsa Investment Counsel Ltd. From July 2012 to July 2013, Vice President, Operations of Fairfax. Prior thereto, Vice President and Chief Legal Officer of Fairfax.	President
Eric Salsberg Toronto, Ontario	Vice President, Corporate Affairs and Corporate Secretary. Prior to early 2012, Vice President, Corporate Affairs	Vice President, Corporate Affairs and Corporate Secretary
Ronald Schokking Toronto, Ontario	Vice President and Treasurer	Vice President and Treasurer
John Varnell Caledon, Ontario	Vice President, Corporate Development. From June 2010 to August 2012, Vice President and Chief Financial Officer. Prior thereto, Chief Financial Officer of Northbridge Financial Corporation	Vice President, Corporate Development
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer; Vice President, Hamblin Watsa Investment Counsel Ltd.	Chairman and Chief Executive Officer

Directors and Officers — Ownership of Securities

        As at December 31, 2013, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 410,299 of our subordinate voting shares (2.0%) and 1,548,000 of our multiple voting shares (100%). V. Prem Watsa, our Chairman and Chief Executive Officer, controls shares representing 44.0% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.5% of the total votes attached to the subordinated voting shares).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        Mr. Griffiths was a director of Brazilian Resources Inc. until June 2004. The company was subject to an insider cease trade order issued by the Ontario Securities Commission (the "OSC") on June 10, 2001 relating to the company's late filing of financial statements. All required documents were filed by that company and the order was rescinded on July 30, 2001. That company was also subject to a cease trade order issued by the OSC on June 12, 2003 due to the late filing of financial statements. All required documents were filed by that company and the cease trade order was rescinded on July 29, 2003. Mr. Griffiths was a director of Slater Steel Inc. until August 2004. In June 2003, Slater Steel obtained a court order providing creditor protection under the provisions of the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). In addition, Slater Steel and the Canadian court-ordered monitor filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "USBC") with respect to Slater Steel's United States and Canadian subsidiaries. PricewaterhouseCoopers was appointed as trustee in bankruptcy over the remaining assets of Slater Steel. Mr. Griffiths was a director of PreMD Inc. from 1995 to February 2010, and, in connection with the voluntary delisting of the company's shares from the TSX, cease trade orders were issued in April 2009 (and remain in effect) requiring all trading in and all acquisitions of securities of the company to cease permanently due to the company's failure to file continuous disclosure materials required by Ontario securities law.

        Mr. Griffiths and Mr. Rivett were directors of Resolute Forest Products Inc. (formerly AbitibiBowater Inc.) when that company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the CCAA and for relief under Chapter 11 of the USBC in the United States in April 2009. On December 9, 2010 that company emerged from creditor protection under the CCAA in Canada and Chapter 11 of the USBC in the United States.

Conflicts of Interest

        There is no existing or, to our knowledge, potential material conflicts of interest between our company or a subsidiary of our company and any director or officer of our company or a subsidiary of our company.

LEGAL PROCEEDINGS

        A description of the legal proceedings to which we are a party to during 2013 is included in Note 20 (Contingencies and Commitments) in our 2013 Annual Report.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        During the three-year period ending December 31, 2013 and during the current financial year up to the date hereof, none of our directors, executive officers, 10 percent shareholders or any of their associates or affiliates had a material interest in any transaction that has materially affected or will materially affect Fairfax on a consolidated basis.

TRANSFER AGENTS AND REGISTRARS

        The transfer agent and registrar for our subordinate voting shares in Canada is Valiant Trust Company, 130 King Street West, Suite 710, P.O. Box 34, Toronto, Ontario M5X 1A9, and in the United States is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016-3572. The transfer agent and registrar for our Series C preferred shares, Series E preferred shares, Series G preferred shares, Series I preferred shares and Series K preferred shares is Valiant Trust Company, 130 King Street West, Suite 710, P.O. Box 34, Toronto, Ontario M5X 1A9.

MATERIAL CONTRACTS

        There are no contracts which are material to Fairfax, on a consolidated basis.

INTERESTS OF EXPERTS

        Our independent auditor is PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants who has issued an independent auditor's report dated March 7, 2014 in respect of Fairfax's consolidated financial statements as at December 31, 2013 and 2012 and for the two years ended December 31, 2013 and Fairfax's internal control over financial reporting as at December 31, 2013. PricewaterhouseCoopers LLP has advised that they are independent with respect to Fairfax within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

AUDIT COMMITTEE

        A copy of our Audit Committee Charter is attached as Schedule A. The members of our Audit Committee are Alan D. Horn (Chair), Anthony F. Griffiths, Robert J. Gunn and Timothy R. Price. All of the members of our Audit Committee are independent and financially literate pursuant to the meanings of such terms in Multilateral Instrument 52-110 — Audit Committees. Additional information concerning our Audit Committee, including the education and experience of each Audit Committee member and the procedures that we have adopted for the engagement of non-audit services, can be found in our Management Proxy Circular dated March 7, 2014 under the heading "Audit Committee".

        Accountant fees payable for the years ended December 31, 2013 and December 31, 2012 to our external auditor, PricewaterhouseCoopers LLP, and its affiliates by us and our subsidiaries were CDN$22.9 million and CDN$19.8 million, respectively. The fees payable to PricewaterhouseCoopers LLP in 2013 and 2012 are detailed below.

	Year ended December 31, 2013	Year ended December 31, 2012
	(CDN $ millions)	(CDN $ millions)
Audit fees	$17.7	$16.5
Audit-related fees	0.9	0.6
Tax fees	1.1	1.8
All other fees	3.2	0.9

Total	$22.9	$19.8

        The nature of each category of fees is described below.

Audit Fees

        Audit fees were paid for professional services rendered for the audits of our consolidated financial statements and the effectiveness of internal control over financial reporting of Fairfax and statutory and subsidiary audits, issuance of comfort letters, consents, assistance with review of documents filed with regulatory authorities and actuarial attestation of policy liabilities.

Audit-Related Fees

        Audit-related fees were paid for assurance and related services related to employee pension and benefit plan audits, accounting consultations, and assurance services that are not required by statute or regulation and special actuarial reviews.

Tax Fees

        Tax fees were paid for services related to tax compliance, tax advice and tax planning professional services. These services consisted primarily of tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax and Value Added Tax).

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of consulting fees related to internal reorganizations, French translation of our regulatory filings, including our annual consolidated financial statements and management's discussion and analysis, interim consolidated financial statements and quarterly reports to shareholders and financial information included in the Annual Information Form, prospectuses and other offering documents.

ADDITIONAL INFORMATION

        Additional information about our company may be found on SEDAR at www.sedar.com.

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and options to purchase securities is contained in our Management Proxy Circular dated March 7, 2014. Additional financial information is provided in our audited consolidated financial statements and management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2013 and in pages 2-3 and 4-21 of our 2013 Annual Report.

 Schedule A

FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors on February 17, 2005

 FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

1.     Statement of Purpose

        The Audit Committee of Fairfax Financial Holdings Limited has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of Fairfax, including the audit of the financial statements of Fairfax.

        The Committee is responsible for assisting with the Board's oversight of (1) the quality and integrity of Fairfax's financial statements and related disclosure, (2) Fairfax's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications, performance and independence and (4) the integrity of the internal controls at Fairfax (including at its publicly traded subsidiaries).

2.     Committee Membership

    Members

        The Committee will consist of as many members of the Board as the Board may determine but in any event, not less than three members. Members of the Committee will be appointed by the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. If a vacancy exists, the remaining members of the Committee may exercise all of its powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Committee.

    Chair

        The Board will designate one of the members of the Committee to be the Chair of the Committee, taking into account any recommendation that may be made by the Governance and Nominating Committee.

    Qualifications

        All of the members of the Committee must be independent and financially literate, as determined in accordance with the rules of applicable stock exchanges and securities regulatory authorities, with at least one of the members having financial expertise, as determined in accordance with those rules. Members must also have suitable experience and must be familiar with the financial reporting practices of public companies.

    Ex Officio Members and Management Attendance

        The Committee may invite, at its discretion, members of management to attend a meeting of the Committee. Any member of management will attend a Committee meeting if invited by the Committee. The Lead Director, if not already a member of the Committee, will be entitled to attend each meeting of the Committee as an observer.

3.     Committee Operations

    Frequency of Meetings

        The Chair, in consultation with the other members of the Committee, will determine the schedule and frequency of meetings of the Committee, provided that the Committee will meet at least once per quarter.

    Agenda and Reporting to the Board

        The Chair will establish the agenda for meetings in consultation with the other members of the Committee, the Chairman of the Board and the Lead Director. To the maximum extent possible, the agenda and meeting materials will be circulated to the members in advance to ensure sufficient time for study prior to the meeting. The Committee will report to the Board at the next meeting of the Board following each Committee meeting.

    Secretary

        The Corporate Secretary of Fairfax will, subject to any contrary direction of the Committee, act as secretary of the Committee.

    Minutes

        The secretary of the Committee will keep regular minutes of Committee proceedings and will circulate them to all Committee members, the Chairman of the Board and the Lead Director (and to any other director that requests that they be sent to him or her) on a timely basis.

    Quorum

        A quorum at any meeting will be a simple majority.

    Procedure

        The procedure at meetings will be determined by the Committee.

    Transaction of Business

        The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee.

    Absence of Chair

        In the absence of the Chair, the Committee may appoint one of its other members to act as Chair of that meeting.

    Exercise of Power Between Meetings

        Between meetings, and subject to any applicable law, the Chair of the Committee, or any member of the Committee designated for this purpose, may, if required in the circumstance, exercise any power delegated by the Committee. The Chair or other designated member will promptly report to the other Committee members in any case in which this interim power is exercised.

4.     Committee Duties and Responsibilities

        The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.

  Independent Auditor's Qualifications and Independence

1.
The Committee must recommend to the Board at all appropriate times the independent auditor to be nominated or appointed for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Fairfax and approve the compensation to be paid to the independent auditor.

2.
The Committee is directly responsible for overseeing the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Fairfax, including the resolution of disagreements between management and the independent auditor regarding financial reporting. The independent auditor will report directly to the Committee.

3.
The Committee must pre-approve any permitted non-audit services to be provided by the independent auditor to Fairfax or its subsidiaries. The Committee may delegate to one or more of its members the authority to pre-approve those permitted non-audit services provided that any such pre-approval must be presented to the Committee at its next meeting and that the Committee may not delegate pre-approval of any non-audit internal control related services. The Committee may also adopt specific policies and procedures relating to pre-approval of permitted non-audit services to satisfy the pre-approval requirement provided that the procedures are detailed as to the specific service, the Committee is informed of each non-audit service and the procedures do not include the delegation of the Committee's responsibilities to management or pre-approval of non-audit internal control related services. The Committee will review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.

4.
The Committee will obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: (a) the independent auditor's internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (c) in order to assess the independent auditor's independence, all relationships between the independent auditor and Fairfax and the independent auditor's objectivity and independence in accordance with the rules, policies and standards applicable to auditors.

5.
After reviewing the report referred to above and the independent auditor's performance throughout the year, the Committee will evaluate the independent auditor's qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Committee will take into account the opinions of management and Fairfax's internal auditors (or other personnel responsible for the internal audit function). The Committee will also consider whether, in order to assure continuing auditor independence, there should be a rotation of the audit firm itself. The Committee will present its conclusions to the Board.

6.
The Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and where issues arise make recommendations about whether Fairfax should continue with that independent auditor.

7.
The Committee will ensure the regular rotation of members of the independent auditor's team as required by law.

8.
The Committee will establish hiring policies for employees and former employees of its independent auditor.

  Financial Statements and Financial Review

9.
The Committee will review the annual audited financial statements and quarterly financial statements with management and the independent auditor, including MD&A, before their release and their filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable. The Committee will also review all news releases relating to annual and interim financial results prior to their public release. The Committee will also consider, establish, and periodically review policies with respect to the release or distribution of any other financial information, including earnings guidance and any financial information provided to ratings agencies and analysts, and review that information prior to its release.

10.
The Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

11.
The Committee will oversee management's design and implementation of an adequate and effective system of internal controls at Fairfax (including at its publicly traded subsidiaries), including ensuring adequate internal audit functions. The Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of specified controls. The Committee will review the annual and interim conclusions of the effectiveness of Fairfax's disclosure controls and procedures and internal controls and procedures (including the independent auditor's attestation that is required to be filed with securities regulators).

12.
The Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including critical accounting principles and practices used and any significant changes to Fairfax's selection or application of accounting principles, and major issues as to the adequacy of Fairfax's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of Fairfax and the treatment preferred by the independent auditor; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Fairfax; and (D) the type and presentation of information to be included in earnings press releases (including any use of "pro forma" or "adjusted" non-GAAP information).

13.
The Committee will regularly review with the independent auditor any difficulties the auditor encountered in the course of its audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. The Committee will also review with the independent auditor any material communications with the independent auditor, including any management letter or schedule of unadjusted differences.

14.
The Committee will review with management, and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on Fairfax's financial statements.

15.
The Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year. The Committee will also review the organization, responsibilities, plans, results, budget and staffing of the internal audit departments. In addition, management of Fairfax's subsidiaries will consult with the Committee, or in the case of Fairfax's publicly traded subsidiaries, the audit committees of those subsidiaries, on the appointment, replacement, reassignment or dismissal of personnel in the respective internal audit departments.

16.
The Committee will meet with management to discuss guidelines and policies governing the process by which Fairfax and its subsidiaries assess and manage exposure to risk and to discuss Fairfax's major financial risk exposures and the steps management has taken to monitor and control such exposures.

17.
The Committee will review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on Fairfax and any material reports or inquiries from regulatory or governmental agencies.

18.
The Committee will review with the Board any issues that arise with respect to the quality or integrity of Fairfax's financial statements, compliance with legal or regulatory requirements, or the performance of the internal audit function.

  Additional Oversight

19.
The Committee will establish procedures for (a) the receipt, retention and treatment of complaints received by Fairfax regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of Fairfax of concerns regarding questionable accounting, internal accounting controls or auditing matters or potential violations of law. This will include the establishment of a whistleblower policy and an employee "hotline" for making anonymous submissions.

20.
The Committee will annually review the expenses of the CEO and the CFO.

5.     Access to Advisors

        The Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. Fairfax will provide the Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.     The Committee Chair

        In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for monitoring developments with respect to financial reporting in general, and reporting to the Committee on any significant developments.

7.     Committee Evaluation

        The performance of the Committee will be evaluated by the Governance and Nominating Committee as part of its annual evaluation of the Board committees.

QuickLinks

  Exhibit 99.1
FAIRFAX FINANCIAL HOLDINGS LIMITED — 2013 ANNUAL INFORMATION FORM TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE
Schedule A FAIRFAX FINANCIAL HOLDINGS LIMITED AUDIT COMMITTEE CHARTER Approved by the Board of Directors on February 17, 2005
FAIRFAX FINANCIAL HOLDINGS LIMITED AUDIT COMMITTEE CHARTER